Amyris, inc.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

October 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Pamela A. Long, Assistant Director
Edward M. Kelly, Special Counsel

Re:	Amyris, Inc.
Registration Statement on Form S-3
File No. 333-219732

Via EDGAR – Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 4, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, October 6, 2017, at 4:30 p.m. Eastern Time, in accordance with Rule 461(a) of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw our request for acceleration of the effective date. Supplementally, we advise the Staff that we intend to amend the above-referenced Registration Statement to include a currently dated auditor consent, and following the filing of that amendment, we will request acceleration of the effectiveness of such Registration Statement.

Sincerely,

AMYRIS, INC.

By:	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer